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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
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January 20, 2009	Dubai	Paris
	Frankfurt	Rome
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VIA EDGAR	Hong Kong	San Francisco
	London	Shanghai
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Securities and Exchange Commission	Milan	Tokyo
Division of Corporation Finance	Moscow	Washington, D.C.
100 F Street N.E.
Washington, D.C. 20549	File No. 037869-0014
Re:	Santarus, Inc. Registration Statement on Form S-3
Ladies and Gentlemen:
     On behalf of Santarus, Inc. (the “Registrant”), we are electronically transmitting herewith a Registration Statement on Form S-3 (the “Registration Statement”), together with certain exhibits thereto, for the purpose of registering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, 10,300,000 shares of the Registrant’s common stock for resale from time to time by Cosmo Technologies Limited (the “Selling Stockholder”). The Registration Statement is being filed pursuant to the terms of a Registration Rights Agreement between the Registrant and the Selling Stockholder.
     In connection with this Registration Statement, the Company has paid by wire transfer to the Securities and Exchange Commission a filing fee in the amount of $655.76.
     If you have any questions regarding the foregoing, please contact the undersigned at (858) 523-5435.
Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP